CONSENT OF AUTHOR

DEON VAN DER HEEVER
PO Box 20
Potchefstroom, 2520
South Africa
Email: deon@geologix.co.za

US Securities and Exchange Commission

I, Deon van der Heever, Pr.Sci.Nat., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report “Burnstone Gold Project Pre-feasibility Study Area 1 –Executive Summary” dated November 2004.

I do hereby consent to the filing with the regulatory authorities.

Dated this 30th day of March, 2006

/s/ D. van der Heever

Deon van der Heever. Pr.Sci.Nat.